Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES

The following description of the capital stock of Entravision Communications Corporation (the “Company”) does not purport to be complete and is subject to detailed provisions of, and is qualified in its entirety by reference to, Entravision’s second amended and restated certificate of incorporation. The second amended and restated certificate of incorporation is an exhibit to this Annual Report on Form 10-K of which this exhibit is a part.

Entravision’s capital stock consists of:

•	340,000,000 authorized shares of common stock, $0.0001 par value per share, which consists of
	•	260,000,000 shares of Class A common stock,

•	40,000,000 shares of Class B common stock,

•	40,000,000 shares of Class U common stock; and

•

50,000,000 shares of preferred stock, par value $0.0001 per share, 5,865,102 shares of which have been designated as Series A preferred stock and 369,266 shares of which have been designated as Series U preferred stock.

Common Stock

General. The holders of the Company’s Class A common stock, Class B common stock and Class U common stock have the same rights except with respect to voting, convertibility and transfer. The Class A common stock is traded on The New York Stock Exchange under the trading symbol “EVC”. The Class B common stock and Class U common stock are neither registered with the Securities and Exchange Commission nor are they publicly listed. Walter Ulloa, the Company’s Chairman and Chief Executive Officer, and Paul Zevnik, a director of the Company, are the holders of all of the issued and outstanding Class B common stock. Univision Communications Inc., or Univision, is the holder of all of the issued and outstanding Class C common stock.

Dividends. Subject to the right of the holders of any class of the Company’s preferred stock, holders of shares of the Company’s common stock are entitled to receive dividends that may be declared by Entravision’s board of directors out of legally available funds. No dividend may be declared or paid in cash or property on any share of any class of Entravision’s common stock unless simultaneously the same dividend is declared or paid on each share of that and every other class of its common stock; except with respect to the payment of stock dividends, in which case holders of a specific class of its common stock are entitled to receive only additional shares of that class. The Company may not reclassify, subdivide or combine shares of any class of its common stock without, at the same time, proportionally reclassifying, subdividing or combining shares of the other classes.

Voting Rights. Holders of the Company’s Class A common stock are entitled to one vote per share on all matters to be voted on by stockholders, while holders of Entravision’s Class B common stock are entitled to ten votes per share. Generally, all matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast by all holders of Entravision’s Class A common stock and Class B common stock present in person or represented by proxy, voting together as a single class, subject to any voting rights granted to holders of any class of its preferred stock.

Holders of the Class U common stock are not entitled to voting rights. However, such holders will still have the right to approve any merger, consolidation or other business combination involving the Company, any dissolution of the Company, any assignment of the Company’s Federal Communications Commission, or FCC, licenses for any of its affiliated television stations, any amendment of the Company’s charter or bylaws to adversely affect the rights of the holders of Class U common stock, and any issuance of any additional shares of Class U common stock. These special voting rights will terminate upon Univision selling below approximately 70% of its ownership level of Entravision’s Class U common stock.

Messrs. Ulloa and Zevnik, as the holders of all of Entravision’s issued and outstanding Class B common stock, have entered into a voting agreement in which each of such individuals has agreed to vote all shares held by him (i) in favor of the election of each of them as directors, (ii) in favor of the election of any other nominee for election as director as directed by Mr. Ulloa, and (iii) any time a matter other than election or removal of directors is submitted to the stockholders of the company, as directed by Mr. Ulloa.

Liquidation Rights. The holders of each class of Entravision’s common stock share equally on a per share basis upon liquidation or dissolution of all of Entravision’s assets available for distribution to common stockholders.

Conversion and Transfer. Shares of the Company’s Class B common stock are convertible into shares of the Company’s Class A common stock on a share-for-share basis at the option of the holder at any time, or automatically:

•	upon the transfer of such shares to a person or entity which is not a permitted transferee;

•	upon the death of such holder;

•	when such holder is no longer actively involved in the business of the Company; or

•	if such holder owns less than 30% of his, her or its initial ownership level.

In general, permitted transferees include Messrs. Ulloa and Zevnik, and any of their respective spouses, legal descendants, adopted children, minor children supported by such holder and controlled entities. In addition, each share of Entravision’s Class B common stock will automatically convert into Class A common stock on a share-for-share basis upon the death of Mr. Ulloa or when Mr. Ulloa ceases to be actively involved in the business of the Company.

Shares of Entravision’s Class U common stock are convertible into shares of Entravision’s Class A common stock on a share-for-share basis automatically upon the transfer of such shares to a person or entity which is not an affiliate of the holder.

Other Rights. The holders of Entravision’s common stock have no preemptive or other subscription rights, and there are no redemption or sinking fund provisions with respect to these shares.

Foreign Ownership

The Company’s certificate of incorporation restricts the ownership of the Company’s capital stock in accordance with the Communications Act of 1934 and the rules of the FCC that may prohibit direct ownership of more than 20% of the Company’s outstanding capital stock, or beneficial ownership of more than 25% of the Company’s capital stock through others, by or for the account of aliens, foreign governments or non-U.S. corporations or corporations otherwise subject to control by those persons or entities. The Company’s certificate of incorporation also prohibits any transfer of the Company’s capital stock which would cause the Company to violate this prohibition. In addition, the Company’s certificate of incorporation authorizes the Company’s board of directors to adopt other provisions that it deems necessary to enforce these prohibitions.